UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

E-Commerce China Dangdang Inc.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

26833A105

(CUSIP Number)

Peggy Yu Yu c/o 21/F, Jing An Center No. 8 North Third Ring Road East Chaoyang District, Beijing 100028 People’s Republic of China +86-10 5799-2666

Guoqing Li

Kewen Holding Co. Limited

Science & Culture International Limited

c/o 21/F, Jing An Center

No. 8 North Third Ring Road East

Chaoyang District, Beijing 100028

People’s Republic of China

+86-10 5799-2666

First Profit Management Limited Danqian Yao Lijun Chen Min Kan c/o 21/F, Jing An Center No. 8 North Third Ring Road East Chaoyang District, Beijing 100028 People’s Republic of China +86-10 5799-2666

With copies to:

Z. Julie Gao, Esq. Haiping Li, Esq. Skadden, Arps, Slate, Meagher & Flom LLP c/o 42/F, Edinburgh Tower, The Landmark 15 Queen’s Road Central Hong Kong +852 3740-4700

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

May 28, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* This statement on Schedule 13D (the “Schedule 13D”) constitutes Amendment No. 2 to the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “Commission”) on July 20, 2015, as amended by Amendment No. 1 to the Schedule 13D filed with the Commission on May 18, 2016 (the “Original Schedule 13D”), by Peggy Yu Yu (“Ms. Yu”), Guoqing Li (“Mr. Li”), Kewen Holding Co. Limited (“Kewen”) and Science & Culture International Limited (“SC International”), with respect to the common shares (“Common Shares”), consisting of Class A common shares, par value $0.0001 per share (“Class A Common Shares”, including Class A Common Shares represented by the Company’s American depositary shares (“ADSs”), each ADS representing five Class A Common Shares), and Class B common shares, par value $0.0001 per share (“Class B Common Shares”), of E-Commerce China Dangdang Inc., a Cayman Islands company (the “Company”).

This Schedule 13D also represents the initial Schedule 13D filed by First Profit Management Limited (“First Profit”), Danqian Yao (“Mr. Yao”), Lijun Chen (“Mr. Chen”) and Min Kan (“Mr. Kan”) with respect to the Common Shares of the Company.

Except as amended hereby, the Original Schedule 13D remains in full force and effect. Capitalized terms used but not defined in this Schedule 13D have the meanings ascribed to them in the Original Schedule 13D.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	26833A105

1	NAMES OF REPORTING PERSONS Peggy Yu Yu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 16,500,420[1]
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 16,500,420[1]
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,500,420[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.0%[2]. The voting power of the shares beneficially owned represents 8.4% of the total outstanding voting power.
14	TYPE OF REPORTING PERSON (See Instructions) IN

_______________________________

[1]	Consists of 3,500,420 Class A Common Shares, including 364,580 Class A Common Shares issuable to Ms. Yu upon exercise of options within 60 days after May 28, 2016, and 13,000,000 Class B Common Shares held by Ms. Yu. Each Class B Common Share is convertible at the option of the holder into one Class A Common Share. The rights of the holders of Class A Common Shares and Class B Common Shares are identical, except with respect to conversion rights (noted above) and voting rights. Each Class B Common Share is entitled to ten votes per share, whereas each Class A Common Share is entitled to one vote per share.

[2]	See Item 5.

CUSIP No.	26833A105

1	NAMES OF REPORTING PERSONS Guoqing Li
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 131,975,760[3]
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 131,975,760[3]
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 131,975,760[3]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.2%[4]. The voting power of the shares beneficially owned represents 75.2% of the total outstanding voting power.
14	TYPE OF REPORTING PERSON (See Instructions) IN

________________________

[3]	Represents (i) 1,458,330 Class A Common Shares issuable to Mr. Li upon exercise of options within 60 days after May 28, 2016; (ii) 3,111,320 Class A Common Shares issuable to Dyna-Best Corp. upon exercise of options within 60 days after May 28, 2016; (iii) 7,344,450 Class A Common Shares issuable to Kewen upon exercise of options within 60 days after May 28, 2016; (iv) 237,000 ADSs representing 1,185,000 Class A Common Shares held by SC International; (v) 21,876,660 Class B Common Shares held by Kewen; and (vi) 97,000,000 Class B Common Shares held by SC International. Dyna-Best Corp is a British Virgin Islands company wholly owned by Mr. Li. Mr. Li is the sole director and beneficial owner of Kewen, which holds 60% of the shares in SC International. Mr. Li disclaims beneficial ownership with respect to the shares held by SC International except to the extent of his pecuniary interest therein.

[4]	See Item 5.

CUSIP No.	26833A105

1	NAMES OF REPORTING PERSONS Kewen Holding Co. Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 127,406,110[5]
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 127,406,110[5]
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 127,406,110[5]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.4%[6]. The voting power of the shares beneficially owned represents 74.9% of the total outstanding voting power.
14	TYPE OF REPORTING PERSON (See Instructions) CO

_____________________________

[5]	Consists of (i) 237,000 ADSs held by SC International representing 1,185,000 Class A Common Shares; (ii) 7,344,450 Class A Common Shares issuable to Kewen upon exercise of options within 60 days after May 28, 2016; (iii) 21,876,660 Class B Common Shares held by Kewen; and (iv) 97,000,000 Class B Common Shares held by SC International.

[6]	See Item 5.

CUSIP No.	26833A105

1	NAMES OF REPORTING PERSONS Science & Culture International Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 98,185,000[7]
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 98,185,000[7]
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 98,185,000[7]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.9%[8]. The voting power of the shares beneficially owned represent 60.8% of the total outstanding voting power.
14	TYPE OF REPORTING PERSON (See Instructions) CO

__________________________

[7]	Consists of 237,000 ADSs representing 1,185,000 Class A Common Shares and 97,000,000 Class B Common Shares held by SC International.

[8]	See Item 5.

CUSIP No.	26833A105

1	NAMES OF REPORTING PERSONS Danqian Yao
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,014,000[9]
	8	SHARED VOTING POWER 136,425[10]
	9	SOLE DISPOSITIVE POWER 1,014,000[9]
	10	SHARED DISPOSITIVE POWER 136,425[10]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,150,425
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%[11]. The voting power of the shares beneficially owned represents 0.1% of the total outstanding voting power.
14	TYPE OF REPORTING PERSON (See Instructions) IN

___________________________

[9]	Consists of (i) 850,000 Class A Common Shares issuable to First Profit upon exercise of options within 60 days after May 28, 2016, which are beneficially owned by Mr. Yao, and (ii) 164,200 Class A Common Shares held for and on behalf of Mr. Yao by First Profit, a British Virgin Islands company that is 50% owned by Mr. Yao. Ms. Sheng Bi, the spouse of Mr. Yao, owns the remaining 50% equity interest in First Profit. Mr. Yao is the sole director of First Profit.

[10]	Represents 136,425 Class A Common Shares held by First Profit for and on behalf of certain persons pursuant to share incentive arrangements between the Company and such persons, including 46,425 Class A Common Shares held by First Profit for and on behalf of Mr. Lijun Chen. First Profit, Mr. Yao and each such person for and on behalf of whom Class A Common Shares are held by First Profit may be deemed to share voting and dispositive power over such Class A Common Shares.

[11]	See Item 5.

CUSIP No.	26833A105

1	NAMES OF REPORTING PERSONS Lijun Chen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,980[12]
	8	SHARED VOTING POWER 46,425[13]
	9	SOLE DISPOSITIVE POWER 11,980[12]
	10	SHARED DISPOSITIVE POWER 46,425[13]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 58,405
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.01%[14]. The voting power of the shares beneficially owned represents 0.004% of the total outstanding voting power.
14	TYPE OF REPORTING PERSON (See Instructions) IN

 ______________________________

[12]	Represents 11,980 Class A Common Shares issuable to Mr. Chen upon exercise of options within 60 days after May 28, 2016.

[13]	Represents 46,425 Class A Common Shares held by First Profit for and on behalf of Mr. Chen. First Profit, Mr. Yao, Mr. Chen may be deemed to share voting and dispositive power over the 46,425 Class A Common Shares held by First Profit for and on behalf of Mr. Chen.

[14]	See Item 5.

CUSIP No.	26833A105

1	NAMES OF REPORTING PERSONS First Profit Management Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,014,000[15]
	8	SHARED VOTING POWER 136,425[16]
	9	SOLE DISPOSITIVE POWER 1,014,000[15]
	10	SHARED DISPOSITIVE POWER 136,425[16]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,150,425
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%[17]. The voting power of the shares beneficially owned represents 0.1% of the total outstanding voting power.
14	TYPE OF REPORTING PERSON (See Instructions) CO

_____________________________

[15]	Consists of (i) 850,000 Class A Common Shares issuable to First Profit upon exercise of options within 60 days after May 28, 2016, which are beneficially owned by Mr. Yao, and (ii) 164,200 Class A Common Shares held for and on behalf of Mr. Yao by First Profit. Each of Mr. Yao and his spouse, Ms. Sheng Bi, owns 50% equity interest in First Profit. Mr. Yao is the sole director of First Profit.

[16]	Represents 136,425 Class A Common Shares held by First Profit for and on behalf of certain persons pursuant to share incentive arrangements between the Company and such persons, including 46,425 Class A Common Shares held by First Profit for and on behalf of Mr. Lijun Chen.

[17]	See Item 5.

CUSIP No.	26833A105

1	NAMES OF REPORTING PERSONS Min Kan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 159,560[18]
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 159,560[18]
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 159,560[18]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.04%[19]. The voting power of the shares beneficially owned represents 0.01% of the total outstanding voting power.
14	TYPE OF REPORTING PERSON (See Instructions) IN

___________________________

[18]	Represents (i) 89,560 Class A Common Shares issuable to Mr. Kan upon exercise of options within 60 days after May 28, 2016; and (ii) 14,000 ADSs representing 70,000 Class A Common Shares held by Mr. Kan.

[19]	See Item 5.

Item 1. Security and Issuer.

With respect to the Original Schedule 13D, Item 1 is hereby amended and restated as follows:

This Schedule 13D relates to the Common Shares of the Company, including Class A Common Shares represented by the ADSs. The principal executive offices of the Company are located at c/o 21/F, Jing An Center, No. 8 North Third Ring Road East, Chaoyang District, Beijing 100028, People’s Republic of China.

Item 2. Identity and Background.

With respect to the Original Schedule 13D, Item 2 is hereby amended and restated as follows:

Ms. Yu, Mr. Li, Kewen, SC International, First Profit, Mr. Yao, Mr. Chen and Mr. Kan are collectively referred to herein as “Reporting Persons,” and each, a “Reporting Person.”

(a)–(c), (f) This Schedule 13D is being filed jointly by the Reporting Persons pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Act.

The agreement among the Reporting Persons relating to the joint filing is attached hereto as Exhibit A. Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Persons, except as otherwise provided in Rule 13d-1(k).

Ms. Yu is the co-founder and executive chairwoman of the Company. Mr. Li is the co-founder, director and chief executive officer of the Company. Mr. Li and Ms. Yu are husband and wife, and each of them is a PRC citizen. Each of Kewen and SC International is principally an investment holding vehicle incorporated in the British Virgin Islands. Mr. Li is the sole director and beneficial owner of Kewen Holding Co. Limited, which holds 60% of the shares in Science & Culture International Limited. The business address of each of Ms. Yu and Mr. Li is c/o 21/F, Jing An Center, No. 8 North Third Ring Road East, Chaoyang District, Beijing 100028, People’s Republic of China. The principal business address of each of Kewen and SC International is c/o Offshore Incorporations Limited, P.O. Box 957, Offshore Incorporations Center, Road Town, Tortola, British Virgin Islands.

First Profit is principally an investment holding vehicle and is incorporated in the British Virgin Islands. Each of Mr. Yao and his spouse, Ms. Sheng Bi, owns 50% equity interest of First Profit. Mr. Yao is the sole director of First Profit. Historically, First Profit has held Class A Common Shares for and on behalf of certain persons pursuant to share incentive arrangements between the Company and such persons. As of the date of this Schedule 13D, First Profit holds an aggregate of 300,425 Class A Common Shares for and on behalf of such persons, including 164,000 and 46,425 Class A Common Shares held for and on behalf Mr. Yao and Mr. Chen, respectively, among others. The principal business address of First Profit is c/o 21/F, Jing An Center, No. 8 North Third Ring Road East, Chaoyang District, Beijing 100028, People’s Republic of China.

Mr. Yao, Mr. Chen and Mr. Kan are senior vice president, vice president and vice president, respectively, of the Company. Each of Mr. Yao, Mr. Chen and Mr. Kan is a PRC citizen. The business address of each of Mr. Yao, Mr. Chen and Mr. Kan is c/o 21/F, Jing An Center, No. 8 North Third Ring Road East, Chaoyang District, Beijing 100028, People’s Republic of China.

The name, business address, present principal occupation or employment and citizenship of each of the executive officers and directors of Kewen, SC International and First Profit are set forth on Schedule A hereto and are incorporated herein by reference.

(d) – (e) During the last five years, none of the Reporting Persons and, to the best knowledge of each Reporting Person, any of the persons listed on Schedule A hereto has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

With respect to the Original Schedule 13D, Item 3 is hereby amended and restated as follows:

Pursuant to the agreement and plan of merger (the “Merger Agreement”), dated as of May 28, 2016, among Dangdang Holding Company Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”), Dangdang Merger Company Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly-owned subsidiary of Parent (“Merger Sub”), and the Company, Merger Sub will be merged with and into the Company, with the company continuing as the surviving company and a wholly-owned subsidiary of Parent as a result of the Merger (as defined below in Item 4). The information disclosed in this paragraph is qualified in its entirety by reference to the Merger Agreement, which is presented herein as Exhibit D and is incorporated herein by reference in its entirety.

It is anticipated that, at a price of US$6.70 in cash per ADS or US$1.34 per Common Share, approximately US$363 million in cash will be expended in paying the merger consideration for the benefit of holders of outstanding Common Shares and vested options granted pursuant to the Company’s share incentive plan (calculated based on the number of outstanding Common Shares and vested options as of May 28, 2016 and excluding the Rollover Shares (as defined below in Item 4)). The Merger will be financed with a combination of (i) the proceeds from a term loan facility from Bank of China Limited, Shanghai Pudong Development Zone Sub-Branch (the “Financing Bank”) pursuant to a debt commitment letter entered into by the Financing Bank and Merger Sub, dated as of May 28, 2016 (the “Debt Commitment Letter”), and (ii) available cash balance of the Company and its subsidiaries. The information disclosed in this paragraph is qualified in its entirety by reference to the Debt Commitment Letter, which is presented herein as Exhibit G and is incorporated herein by reference in its entirety.

Item 4. Purpose of Transaction.

With respect to the Original Schedule 13D, Item 4 is hereby amended and supplemented as follows:

Merger Agreement

On May 28, 2016, Parent, Merger Sub and the Company entered into the Merger Agreement, pursuant to which Merger Sub will be merged with and into the Company, with the Company continuing as the surviving company and a wholly-owned subsidiary of Parent (the “Merger”). Pursuant to the Merger Agreement, upon completion of the Merger, the shareholders of the Company will receive US$1.34 per Common Share, or US$6.70 per ADS, in cash.

The Merger is subject to various closing conditions, including a condition that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger, be approved by the affirmative vote of holders of Common Shares representing at least two-thirds of the Common Shares present and voting in person or by proxy as a single class at a meeting of the shareholders of the Company which will be convened to consider the approval of the Merger Agreement and the transactions contemplated thereby, including the Merger.

If the transactions contemplated by the Merger Agreement are consummated, the Company will become a privately-held company beneficially owned by the Reporting Persons, and its ADSs will no longer be listed on the New York Stock Exchange.

Support Agreement

Concurrently with the execution of the Merger Agreement, Ms. Yu, Mr. Li, Kewen and SC International (collectively, the “Founder Shareholders”), who collectively own approximately 35.2% of the total outstanding Common Shares, representing approximately 83.5% of the voting power of the total outstanding Common Shares, entered into a support agreement (the “Support Agreement”) with Parent, pursuant to which each of the Founder Shareholders agreed, among other things, (i) to vote any and all of their Common Shares in favor of the authorization and approval of the Merger Agreement and the transactions contemplated thereby; (ii) not to sell, transfer or otherwise dispose of any Common Shares of the Company; and (iii) to receive no cash consideration with respect to certain number of Common Shares (including Class A Common Shares represented by ADSs) held by them as set forth in Annex B to the Merger Agreement.

Rollover Agreement

Concurrently with the execution of the Merger Agreement, First Profit, Mr. Yao, Mr. Chen and Mr. Kan (collectively, the “Non-Founder Rollover Shareholders”) entered into a rollover agreement (the “Rollover Agreement”) with Parent, pursuant to which each of the Non-Founder Rollover Shareholders agreed to the cancellation of a certain number of Common Shares (including Class A Common Shares represented by ADSs) beneficially owned by such Non-Founder Rollover Shareholder as set forth in Annex B to the Merger Agreement for no consideration at the effective time of the Merger and to subscribe, or cause his, her or its affiliate to subscribe, for a corresponding number of newly issued ordinary shares of Parent in accordance with the terms of the Rollover Agreement. The Rollover Agreement will terminate immediately upon the valid termination of the Merger Agreement.

Debt Commitment Letter

Concurrently with the execution of the Merger Agreement, the Financing Bank issued a debt commitment letter (the “Debt Commitment Letter”), which was accepted and agreed to by Parent, pursuant to which the Financing Bank agreed to arrange and underwrite debt financing in an aggregate amount of up to US$164 million to fund the transactions contemplated by the Merger Agreement, subject to various customary terms and conditions contained in the Debt Commitment Letter.

Limited Guarantee

Concurrently with the execution of the Merger Agreement, Ms. Yu and Mr. Li (together, the “Guarantors”) entered into a limited guarantee (the “Limited Guarantee”) with the Company, pursuant to which the Guarantors jointly and severally, absolutely, irrevocably and unconditionally guarantee to the Company the due and punctual payment, performance and discharge of Parent’s obligations to pay the Company (a) the Parent Termination Fee (as defined in the Merger Agreement) and (b) certain of the payment obligations of Parent and/or Merger Sub pursuant to certain sections of the Merger Agreement as and when due, provided that the maximum aggregate liability of the Guarantors under the Limited Guarantee, individually or in the aggregate, shall not exceed US$29 million.

The descriptions of the Merger Agreement, the Support Agreement, the Rollover Agreement, the Debt Commitment Letter and the Limited Guarantee set forth above in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement, the Support Agreement, the Rollover Agreement, the Debt Commitment Letter and the Limited Guarantee, which have been filed as Exhibit D, Exhibit E, Exhibit F, Exhibit G and Exhibit H, respectively, and are incorporated herein by this reference in their entirety.

Item 3 is incorporated by reference in this Item 4.

Except as indicated above, none of the Reporting Persons have any plans or proposals which relate to or would result in any of the actions specified in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, formulate other plans or proposals regarding the Company, or any other actions that could involve one or more of the types of the transactions that have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

With respect to the Original Schedule 13D, Item 5(a)–(b) and Item 5(c) are hereby amended and restated as follows:

(a)–(b) The responses of each Reporting Person to Rows (11) through (13) of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5. The percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is based on 411,434,410 outstanding Common Shares as a single class, being the sum of 279,557,750 Class A Common Shares and 131,876,660 Class B Common Shares outstanding as of May 28, 2016, as disclosed in the Merger Agreement.

Holders of Class A Common Share and Class B Common Share have the same rights except for voting and conversion rights. Each Class B Common Share is convertible into one Class A Common Share at any time by the holder thereof. Each Class B Common Share is entitled to ten votes per share, whereas each Class A Common Share is entitled to one vote per share.

By virtue of their actions in respect of the transactions as described in Item 4, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Act. Such “group” may be deemed to beneficially own an aggregate of 149,798,145 outstanding Common Shares (including an aggregate of 13,230,220 Class A Common Shares issuable upon the exercise of options held by Reporting Persons that are exercisable within 60 days after May 28, 2016), which represents approximately 35.3% of the total outstanding Common Shares and approximately 83.6% of the voting power of the total outstanding Common Shares. Except as otherwise stated herein, each Reporting Person expressly disclaims any beneficial ownership for all purposes of the Common Shares held by each other Reporting Person.

Except as disclosed in this Schedule 13D, none of the Reporting Persons nor, to the best of their knowledge, any of the persons listed in Schedule A hereto, beneficially owns any Common Shares or has the right to acquire any Common Shares.

Except as disclosed in this Schedule 13D, none of the Reporting Persons nor, to the best of their knowledge, any of the persons listed in Schedule A hereto, presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Common Shares which it may be deemed to beneficially own.

(c)     Pursuant to a share transfer agreement dated April 25, 2016 by and among First Profit and two former employees of the Company, First Profit transferred an aggregate of 36,675 Class A Common Shares to the two former employees pursuant to previous share incentive arrangements between the Company and the two former employees. Historically, First Profit has held Class A Common Shares for and on behalf of certain persons pursuant to share incentive arrangements between the Company and such persons, who include the two aforementioned former employees. Except for the foregoing, none of the Reporting Persons nor, to the best of their knowledge, any of the persons listed in Schedule A hereto, has effected any transaction in the Common Shares during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

Item 3 and Item 4 are incorporated herein by reference in their entirety.

On August 18 and September 26, 2011, First Profit and the Company entered into two nominee shareholder agreements (the “Nominee Shareholder Agreements”), which are substantially in the same form, pursuant to which First Profit agreed to hold 492,500 Class A Common Shares as nominee shareholder for and on behalf of persons to be designated by the Company (such Common Shares, the “Nominee Shares”). Pursuant to the Nominee Shareholder Agreements, upon request by the Company, First Profit shall transfer all or a portion of the Nominee Shares to any person that may be designated by the Company to receive such Nominee Shares as share incentive awards in exchange for services rendered to the Company by such person. First Profit is required not to transfer or otherwise dispose of the Nominee Shares that it holds except at the request of the Company. As of the date of this Schedule 13D, First Profit holds an aggregate of 300,425 Class A Common Shares as the Nominee Shares, of which 164,000, 46,425 and 90,000 Class A Common Shares are held for and on behalf of Mr. Yao, Mr. Chen and other persons to be designated by the Company to receive Class A Common Shares pursuant to share incentive awards, respectively.

The description of the Nominee Shareholder Agreement set forth above in this Item 6 does not purport to be complete and is qualified in its entirety by reference to the full text of the form of the Nominee Shareholder Agreement, which has been filed as Exhibit I, and is incorporated herein by this reference in its entirety.

To the best knowledge of the Reporting Persons, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Company.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description
A†	Joint Filing Agreement dated June 2, 2016 by and among the Reporting Persons.
B*	Proposal Letter dated July 9, 2015 from the Buyer Group to the board of directors of the Company.
C*	Revised Proposal dated May 17, 2016 from the Buyer Group to the board of directors of the Company.
D	Agreement and Plan of Merger, dated May 28, 2016, by and among Parent, Merger Sub and the Company (incorporated herein by reference to Exhibit 99.2 to Current Report on Form 6-K filed by the Issuer with the Securities and Exchange Commission on May 31, 2016 (File No. 001-34982)).
E†	Support Agreement, dated May 28, 2016, by and among Parent, Ms. Yu, Mr. Li, Kewen and S&C International.
F†	Rollover Agreement, dated May 28, 2016, by and among Parent, First Profit, Mr. Yao, Mr. Chen and Mr. Kan.
G†	Debt Commitment Letter, dated May 28, 2016, issued by the Financing Bank.
H	Limited Guarantee, dated May 28, 2016, by Ms. Yu and Mr. Li in favor of the Company (incorporated herein by reference to Exhibit 99.3 to Current Report on Form 6-K filed by the Issuer with the Securities and Exchange Commission on May 31, 2016 (File No. 001-34982)).
I†	Form of Nominee Shareholder Agreement between First Profit and the Company.

________________________________

* Previously filed.

† Filed herewith.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 2, 2016

/s/ Peggy Yu Yu
Peggy Yu Yu

/s/ Guoqing Li
Guoqing Li

Kewen Holding Co. Limited

By:	/s/ Guoqing Li
Name:	Guoqing Li
Title:	Director

Science & Culture International Limited

By:	/s/ Guoqing Li
Name:	Guoqing Li
Title:	Authorized Person

/s/ Danqian Yao
Danqian Yao

/s/ Lijun Chen
Lijun Chen
First Profit Management Limited

By:	/s/ Danqian Yao
Name:	Danqian Yao
Title:	Director

/s/ Min Kan
Min Kan

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS

Schedule A is hereby amended and supplemented as follows:

First Profit Management Limited

The business address of each of the following individuals is c/o 21/F, Jing An Center, No.8 North Third Ring Road East, Chaoyang District, Beijing 100028, People’s Republic of China.

Director:

Name	Present principal employment	Country of Citizenship
Danqian Yao	Senior Vice President of the Company	The People’s Republic of China

Executive Officers: None.